                     CPAC, Inc.
      2364 Leicester Road, P. O. Box 175
   Leicester, New York 14481-0175 U.S.A.

September 14, 2006

Mr. Brian R. Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:  CPAC, Inc.
       Form 10-K for Fiscal Year Ended March 31, 2006
       Form 10-Q for Fiscal Quarter ended June 30, 2006
       File No. 0-9600

Dear Mr. Cascio:

We received your letter dated September 1, 2006 regarding your financial statement only review of CPAC, Inc.'s March 31, 2006 Form 10-K filed June 28, 2006 and its June 30, 2006 Form 10-Q filed on August 11, 2006. Below summarizes our response to your accounting comments:

March 31, 2006 Form 10-K-Note 2 - Investments in Affiliates (page 35)

1.     We note that your equity in the net loss of TURA in fiscal 2004 is material in relation to your net loss. In view of this significance, please tell us whether you meet the requirements of Rule 3-09 of Regulation S-X to present the financial statements of TURA for each of the periods. In addition, provide the information required by Rule 4-08 of Regulation S-X or tell us why this is not required for all periods.

Response to Comment 1.

     Our response necessarily includes a brief summation of the TURA investment, as described below.

     In April, 2003 (fiscal 2004), CPAC, Inc. (the Company) completed a "second acquisition" of TURA AG (TURA) common stock, a privately owned German company that packaged and distributed paper used in the photo imaging industry. This stock purchase, amounting to $1,300,000, resulted in the Company owning 40% of TURA. Previously, a January 2002 $1,891,000 equity purchase resulted in a 19% ownership interest in TURA. Based on the significant subsidiary tests in Section 210.1.02, neither the initial investment in January 2002 or the April 2003 investment met the required computational guidelines under SX-Section 3.09 for providing audited financial statements for TURA for the fiscal years ended March 31, 2003 and 2002; and as such, audited financial statements for the 2002 and 2003 10-K filings were not required.

     In the quarter ended June 30, 2003, as a result of its cumulative 40% ownership of TURA, the Company began to account for the investment in TURA using the equity method. In accordance with Accounting Principles Board Opinion No. 18, the Company restated previous period financial statements, as if the equity method had been utilized at inception. For the quarters ended June 30, 2003, September 30, 2003, and December 31, 2003, the Company disclosed comparative, quarterly summarized financial information relating to TURA, as required under Rule 4-08(g).

     As evidenced by the increasing amount of equity losses the Company recognized in each of the first three quarters of fiscal 2004 and the deteriorating financial condition of TURA, as displayed in the summarized financial information disclosed in the June 30, 2003, September 30, 2003, and the December 31, 2003 Form 10-Q financial statement footnotes, it became evident that TURA's financial condition and prospects for future profitability were uncertain. TURA had been negatively impacted by three main factors. First, the worldwide decline of the traditional photo imaging industry had put significant pricing pressures on paper being sold to a shrinking customer base. Second, the strengthening of the Euro versus the US dollar caused TURA's export prices to US dollar-based third world country customers to exceed other competitors' pricing, causing a significant reduction in sales. Third, TURA's main paper vendor, Agfa, began charging significant amounts of interest on unpaid balances, further worsening an already financially challenged company. During its fourth quarter, TURA found itself in violation of several of its lending agreements and appeared to be facing potential insolvency, with current liabilities exceeding current assets by over $3,000,000. During the early part of calendar 2004, TURA significantly reduced its workforce and attempted to meet with creditors and customers to avoid shutting down operations. Due to the uncertain financial condition of the company, TURA's auditors had not completed and issued their audit report for TURA's fiscal 2004 year-end. However, due to our minority shareholder status, CPAC's contractual agreement with TURA did not give CPAC the power to "direct" TURA's audit to provide us with the necessary signed, US GAAP audited financial statements, but rather covered only requirements that TURA management remain in place and manage the day-to-day activities. CPAC did engage PricewaterhouseCoopers Gmbh to review the financial statement drafts the Company had received from TURA, which we had used to record the Company's 40% equity share of TURA losses, as well as evaluate whether the downturn in TURA's business was more than temporary. Having not yet received completed audited financial statements for TURA in late May 2004, Tom Weldgen, CPAC, Inc. Chief Financial Officer, flew to Germany to meet with TURA's main lending institution and hired German attorneys to advise the Company as to its rights and obligations in light of TURA's deteriorating financial condition. The Company had computed its equity share in TURA losses in the fourth quarter to be approximately $361,000, bringing the year-to-date total to approximately $595,000 (including amortization of the excess purchase price). Although TURA was given a six-month extension on meeting its current debt obligations from its main lending institution, the Company was not given any further assurances that the Bank would assist in a workout plan with TURA, especially after CPAC indicated it would not commit to any further investment in TURA. By mid June 2004, the Company concluded that its investment had been impaired. The Company recorded in its fourth quarter financial statements an impairment adjustment of approximately $2,300,000, leaving an investment value in TURA of $250,000, the value it believed was still attributable to a two-year supply contract with TURA. When CPAC filed its Form 10-K on June 28, 2004, the Company still had not received completed, signed audited financial statements for TURA's most recent fiscal year. The Company continued to disclose summarized balance sheet and income statement results in the Form 10-K financial statement footnotes for the years ended March 31, 2004 and 2003, based on the financial information TURA had provided.

     In fiscal 2005, TURA's operating results continued to deteriorate, resulting in CPAC recognizing equity losses for the quarters ended June 30, 2004 and September 30, 2004 that effectively reduced its investment to zero. Summarized financial information, in accordance with Rule 4-08(g), continued to be disclosed in the June 30, 2004 Form 10-Q and September 30, 2004 Form 10-Q. However, as disclosed in the Company's December 31, 2004 Form 10-Q, . . . "In January 2005, TURA restructured and reduced its workforce in Germany, including replacing its former president and terminating sales and financial management in an effort to reduce operating losses and improve cash flows. The Company has not received full financial statements from TURA, since its second quarter, and does not believe TURA has returned to profitability at this time. Because of the continued uncertainty and lack of information with regards to TURA's day-to-day operations, the Company's representative resigned his position on TURA's supervisory board in December 2004". Since the Company's investment in TURA was reduced to zero at September 30, 2004 and it had not received any financial information related to TURA's operations for the remainder of fiscal 2005, summarized financial information, in accordance with Rule 4-08(g), was not provided for the last six months of fiscal 2005. During fiscal 2006, as disclosed in the Company's quarterly filings, TURA was unsuccessful in its restructuring efforts and was undergoing liquidation under German supervision. No other financial information was available subsequent to September 30, 2004 to March 31, 2006 to be disclosed in either the Company's quarterly Form 10-Q filings or its annual Form 10-K filings for the years ended March 31, 2005 or 2006. Accordingly, we are of the belief that we have complied with Rule 4-08(g).

     We acknowledge, based on the requirements of Rule 3-09 concerning financial statements of unconsolidated subsidiaries accounted for by the equity method, that we should have provided audited financial statements for TURA in our March 31, 2004 Form 10-K filing, due to the materiality of the combined equity in TURA losses and resulting impairment adjustment the Company recorded in its fourth quarter of its fiscal year ended March 31, 2004. The Company believes that the disclosures regarding TURA's current financial situation at the time of the filing were explained in a transparent fashion and supported the write-down and resulting expense related to TURA that was reflected in the March 31, 2004 financial statements.

     We respectfully ask the SEC to waive the 3-09 disclosure violation with regards to the TURA financial statements, based on the fact pattern outlined above. With TURA financial and senior management gone, due to its ultimate liquidation under German insolvency and government controlled bankruptcy oversight and our secondary position as a minority investor, CPAC does not have the ability to produce or force TURA to produce any additional financial information related to their past operations at this time. We understand that the SEC has selectively considered exceptions to Rule 3-09, when the materiality threshold of the unconsolidated subsidiary to the registrant's financial statements was caused by an adjustment to the subsidiary's investment value (in CPAC and TURA's circumstances, the $2.3 million impairment adjustment). We, therefore, ask you to consider this in your review of this matter.

We acknowledge that CPAC, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also understand that CPAC, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please call Tom Weldgen directly at 585-382-2342 or James W. Pembroke, CPAC, Inc.'s Corporate Secretary and Chief Accounting Officer directly at 585-382-2348. Also, our Corporate Accounting fax number is 585-382-3736.

CPAC, Inc.

/s/ Thomas N. Hendrickson
Thomas N. Hendrickson
President and CEO

/s/ Thomas J. Weldgen
Thomas J. Weldgen
Vice President, Finance and Chief Financial Officer

cc:  Mr. Jerold L. Zimmerman, Ph.D.; CPAC, Inc. Director and Audit Committee Chairman
      Mr. Robert Oppenheimer, Esq., Chamberlain, D'Amanda, Oppenheimer & Greenfield, Director and
          Counsel
      Mr. Keith M. Stolzenburg; PricewaterhouseCoopers LLP; Independent Auditors